Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES RESULTS OF SHAREHOLDERS’ MEETING

TORONTO, ONTARIO-- (Marketwired – May 7, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") is pleased to announce that all matters presented for approval at the Company’s Annual General Meeting of shareholders, held on May 7, 2014, have been duly authorized and approved, as follows:

(i)	setting the number of directors at seven and election of Lake Shore Gold’s nominees to the board of directors of the Company; and

(ii)	appointment of Deloitte LLP as auditors of the Company for the ensuing year and authorization of the directors to fix their remuneration.

Detailed voting results for the election of directors (based on proxy returns) were as follows:

Name	Shares Voted	Shares Withheld
Alan Moon	112,536,501	1,352,606
Arnold Klassen	113,382,795	506,312
Jon Gill	113,545,791	343,316
Frank Hallam	65,480,238	48,412,869
Peter Crossgrove	64,523,841	49,365,266
Anthony Makuch	113,436,628	452,479
Diane Francis	112,056,891	1,832,216

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com

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